EXHIBIT 99.3

WASHINGTON GAS LIGHT COMPANY

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividends

Twelve Months Ended March 31, 2002
(Dollars in Thousands)
(Unaudited)

PRE-TAX PREFERRED STOCK DIVIDENDS:
Preferred Dividends	$1,320
Effective Income Tax Rate	0.4114
Complement of Effective Income Tax Rate (1-Tax Rate)	0.5886
Pre-Tax Preferred Dividends	$2,243

FIXED CHARGES:
Interest Expense	$45,301
Amortization of Debt Premium, Discount and Expense	(20)
Interest Component of Rentals	12

Total Fixed Charges	45,293
Pre-tax Preferred Dividends	2,243

Total Fixed Charges and Preferred Stock Dividends	$47,536

EARNINGS:
Net Income	$57,401
Add:
Income Taxes Applicable to Utility Operating Income	38,444
Income Taxes Applicable to Non-Utility Operating Income	(696)
Income Taxes Applicable to Other Income (Expenses)-Net	2,196
Total Fixed Charges	45,293

Total Earnings	$142,638

Ratio of Earnings to Fixed Charges	3.0